Exhibit 99.1

ESCROW AGREEMENT

This ESCROW AGREEMENT (as the same may be amended or modified from time to time pursuant hereto, this “Agreement”) is made and entered into as of December 1, 2014, by and between Sphere 3D Corporation, an Ontario corporation (“Sphere”), and Continental Stock Transfer and Trust (the “Escrow Agent”).

WHEREAS, Sphere previously entered into that certain Agreement and Plan of Merger dated as of May 15, 2014, as amended on October 13, 2014 (the “Underlying Agreement”), with Overland Storage, Inc. (“Overland”), pursuant to which S3D Acquisition Company (“Merger Sub”), a wholly-owned subsidiary shall merge with and into Overland and Overland shall become a wholly-owned subsidiary of Sphere (the “Merger”);

WHEREAS, pursuant to the Underlying Agreement, at the closing of the Merger, each then outstanding restricted stock unit issued by Overland (each, an “Overland RSU”) was assumed by Sphere and converted into the right to receive a number of Sphere common shares (rounded down to the nearest whole share) equal to the product of the number of shares of Overland common stock subject to such Overland RSU immediately prior to the closing of the Merger multiplied by the 0.46385;

WHEREAS, in order to satisfy its obligations to issue shares in payment of each assumed Overland RSU in accordance with the provisions of the applicable award agreement that evidences such Overland RSU (each, an “Overland RSU Agreement”) and the Underlying Agreement, Sphere desires to deposit in escrow certain common shares of Sphere, with such deposit to be subject to the terms and conditions set forth herein.

NOW THEREFORE, in consideration of the foregoing and of the mutual covenants hereinafter set forth, the parties hereto agree as follows:

1. Appointment; Defined Terms.

(a) Sphere hereby appoint the Escrow Agent as its escrow agent for the purposes set forth herein, and the Escrow Agent hereby accepts such appointment under the terms and conditions set forth herein.

(b) Capitalized terms used in this Agreement without definition shall have the meanings ascribed to them in the Underlying Agreement for reference only by Sphere. All capitalized terms with respect to the Escrow Agent shall be defined herein. The provisions of the Underlying Agreement are hereby incorporated herein by reference, but only as the context of this Agreement may require for obligations of Sphere. The Escrow Agent shall act only in accordance with the terms and conditions contained in this Agreement and shall have no duties or obligations with respect to the Underlying Agreement.

2. Escrow Asset.

(a) Sphere agrees to deposit with the Escrow Agent 673,612 common shares of Sphere (the “Escrow Shares” or the “Escrow Asset”) on the date hereof. The Escrow Agent shall hold the Escrow Shares as a book-entry position registered in the name of Continental Stock Transfer and Trust as Escrow Agent for the benefit of Sphere and to facilitate the payments to be made by Sphere to the holders of the Overland RSUs in accordance with its obligations under the Underlying Agreement and the Overland RSU Agreements.

(b) Escrow Shares.

(i) During the term of this Agreement, Sphere shall not have the right to exercise any voting rights with respect to any of the Escrow Shares. With respect to any matter for which the Escorw Shares are permitted to vote, the Escrow Agent shall vote, or cause to be voted, the Escrow Shares in the same proportion that the number of common shares of Sphere owned by all other shareholders of Sphere are voted. In the absence of notice from Sphere as to the proportion that the number of common shares of Sphere owned by all other shareholders of Sphere are voted, the Escrow Agent shall not vote any of the shares comprising the Escrow Shares.

(ii) Any dividends paid with respect to the Escrow Asset shall be deemed part of the Escrow Asset and be delivered to the Escrow Agent to be held in a bank account and be deposited in one or more interest-bearing accounts to be maintained by the Escrow Agent in the name of the Escrow Agent at one or more of the banks listed in Schedule 3 to this Agreement, each of which shall be a commercial bank with capital exceeding $500,000,000 (each such bank an “Approved Bank”). The deposit of dividends in any of the Approved Banks shall be deemed to be at the direction of Sphere. At any time and from time to time, Sphere may direct Escrow Agent by joint written notice (i) to deposit the dividends with a specific Approved Bank, (ii) not to deposit any new dividend amount in any Approved Bank specified in the notice and/or (iii) to withdraw all or any of the dividends that may then be deposited with any Approved Bank specified in the notice. With respect to any withdrawal notice, the Escrow Agent will endeavor to withdraw such amount specified in the notice as soon as reasonably practicable and Sphere acknowledges and agrees that such specified amount remains at the sole risk of Sphere prior to and after such withdrawal. Such withdrawn amounts shall be deposited with any other Approved Bank or any Approved Bank specified by Sphere in the notice.

(iii) In the event of any stock split, reverse stock split, stock dividend, recapitalization, reorganization, merger, consolidation, combination, exchange of shares, liquidation, spin-off or other similar change in capitalization or event, or any distribution to holders of the common stock of Sphere, other than a regular cash dividend, the Escrow Asset under Section 2(a) above shall be appropriately adjusted on a pro rata basis and consistent with the terms of the Overland RSU Agreements.

(c) Any rights created under the Overland RSU Agreements and this Agreement shall be mere unsecured contractual rights of the holders of the Overland RSUs against Sphere. The Escrow Asset will be subject to the claims of Sphere’s general creditors under U.S. federal and state law and other applicable law in the event of Sphere’s insolvency.

3. Disposition and Termination.

(a) The Escrow Agent shall administer the Escrow Shares in accordance with written instructions provided by Sphere to the Escrow Agent from time to time (an “Instruction”) directing the Escrow Agent to pay or release the Escrow Shares, or any portion thereof, as set forth in such Instruction. Each Instruction shall indicate, as to each Overland RSU subject to such Instruction, either that (i) the Escrow Shares that relate to such Overland RSU are to be delivered to the holder of such RSU (subject to applicable tax withholding as provided in Section 3(c)) or (ii) the Escrow Shares that relate to such Overland RSU will not vest and are to be delivered back to Sphere. The Escrow Agent shall make distributions of the Escrow Shares only in accordance with an Instruction.

(b) Upon the delivery of all of the Escrow Shares by the Escrow Agent in accordance with the terms of this Agreement (including this Section 3), this Agreement shall terminate, subject to the provisions of Section 7.

(c) Sphere shall make provision in accordance with the applicable Overland RSU Agreement for the reporting and withholding of any applicable taxes that may be required to be withheld by Sphere with respect to each payment of Escrow Shares hereunder and shall pay any amounts so withheld to the appropriate taxing authorities. In the event Sphere determines that tax withholding as to a particular Overland RSU will be satisfied by a reduction in the number of Escrow Shares that would otherwise be deliverable to the holder of the Overland RSU in the circumstances, the Escrow Agent shall deliver to Sphere the number of Escrow Shares determined by Sphere to be required to satisfy such tax withholding obligations and shall deliver the balance of such Escrow Shares to the holder of such Overland RSU.

4. Escrow Agent.

(a) The Escrow Agent shall have only those duties as are specifically and expressly provided herein, which shall be deemed purely ministerial in nature, and no other duties shall be implied. The Escrow Agent shall neither be responsible for, nor chargeable with, knowledge of, nor have any requirements to comply with, the terms and conditions of any other agreement, instrument or document between Sphere and any other person or entity, in connection herewith, if any, including without limitation the Underlying Agreement or any Overland RSU Agreement assumed by Sphere pursuant to the Underlying Agreement, nor shall the Escrow Agent be required to determine if any person or entity has complied with any such agreements, nor shall any additional obligations of the Escrow Agent be inferred from the terms of such agreements, even though reference thereto may be made in this Agreement. In the event of any conflict between the terms and provisions of this Agreement, those of the Underlying Agreement, any schedule or exhibit attached to this Agreement, or any other agreement between Sphere and any other person or entity, the terms and conditions of this Agreement shall control. The Escrow Agent may rely upon and shall not be liable for acting or refraining from acting upon any written notice, document, instruction or request furnished to it hereunder and believed by it to be genuine and to have been signed or presented by the Sphere without inquiry and without requiring substantiating evidence of any kind. The Escrow Agent shall not be liable to Sphere, any beneficiary or other person for refraining from acting upon any instruction setting forth, claiming, containing, objecting to, or related to the transfer or distribution of the Escrow Asset, or any portion thereof, unless such instruction shall have been delivered to the Escrow Agent in accordance with Section 10 below and the Escrow Agent has been able to satisfy any applicable security procedures as may be required hereunder and as set forth in Section 10. The Escrow Agent shall be under no duty to inquire into or investigate the validity, accuracy or content of any such document, notice, instruction or request. The Escrow Agent shall have no duty to solicit any payments which may be due it or the Escrow Asset nor shall the Escrow Agent have any duty or obligation to confirm or verify the accuracy or correctness of any amounts deposited with it hereunder.

(b) The Escrow Agent shall not be liable for any action taken, suffered or omitted to be taken by it in good faith except to the extent that a final adjudication of a court of competent jurisdiction determines that the Escrow Agent’s gross negligence or willful misconduct was the primary cause of any loss to either Sphere or the beneficiary. The Escrow Agent may execute any of its powers and perform any of its duties hereunder directly or through affiliates or agents. The Escrow Agent may consult with counsel, accountants and other skilled persons to be selected and retained by it. The Escrow Agent shall not be liable for any action taken, suffered or omitted to be taken by it in accordance with, or in reliance upon, the advice or opinion of any such counsel, accountants or other skilled persons except to the extent that a final adjudication of a court of competent jurisdiction determines that the Escrow Agent’s gross negligence or willful misconduct was the primary cause of any loss to either Sphere or the beneficiary. In the event that the Escrow Agent shall be uncertain or believe there is some ambiguity as to its duties or rights hereunder or shall receive instructions, claims or demands from Sphere hereto which, in its opinion, conflict with any of the provisions of this Agreement, it shall be entitled to refrain from taking any action and its sole obligation shall be to keep safely all property held in escrow until it shall be given a direction in writing which eliminates such ambiguity or uncertainty to the satisfaction of the Escrow Agent or by a final and non-appealable order or judgment of a court of competent jurisdiction. Sphere agrees to pursue any redress or recourse in connection with any dispute without making the Escrow Agent a party to the same.

5. Succession.

(a) The Escrow Agent may resign and be discharged from its duties or obligations hereunder by giving thirty (30) days’ advance notice in writing of such resignation to Sphere specifying a date when such resignation shall take effect, provided that such resignation shall not take effect until a successor escrow agent has been appointed in accordance with this Section 5. If Sphere has failed to appoint a successor escrow agent prior to the expiration of thirty (30) days following receipt of the notice of resignation, the Escrow Agent may petition any court of competent jurisdiction for the appointment of a successor escrow agent or for other appropriate relief, and any such resulting appointment shall be binding upon all of the parties hereto. The Escrow Agent’s sole responsibility after such thirty (30) day notice period expires shall be to hold the Escrow Asset (without any obligation to reinvest the same) and to deliver the same to a designated substitute escrow agent, if any, or in accordance with the directions of a final order or judgment of a court of competent jurisdiction, at which time of delivery the Escrow Agent’s obligations hereunder shall cease and terminate, subject to the provisions of Section 7 below. In accordance with Section 7 below, the Escrow Agent shall have the right to withhold, as security, an amount of shares equal to any dollar amount due and owing to the Escrow Agent, plus any costs and expenses the Escrow Agent shall reasonably believe may be incurred by the Escrow Agent in connection with the termination of this Agreement.

(b) Any entity into which the Escrow Agent may be merged or converted or with which it may be consolidated, or any entity to which all or substantially all the escrow business may be transferred, shall be the Escrow Agent under this Agreement without further act.

6. Compensation and Reimbursement. The Escrow Agent shall be entitled to compensation for its services under this Agreement as Escrow Agent and for reimbursement for its reasonable out-of-pocket costs and expenses, in the amounts and payable as set forth on Schedule 2. All amounts owing under the foregoing sentence shall be paid by Sphere. The Escrow Agent shall also be entitled to payment of any amounts to which the Escrow Agent is entitled under the indemnification provisions contained herein as set forth in Section 7; provided, however, that such compensation, expenses, disbursements and advances shall not be paid from the Escrow Asset. The obligations of Sphere set forth in this Section 6 shall survive the resignation, replacement or removal of the Escrow Agent or the termination of this Agreement.

7. Indemnity.

a)	The Escrow Agent shall be indemnified and held harmless by Parent from and against any expenses, including counsel fees and disbursements, or loss suffered by the Escrow Agent in connection with any action, suit or other proceeding involving any claim which in any way, directly or indirectly, arises out of or relates to this Agreement, the services of the Escrow Agent hereunder, other than expenses or losses arising from the gross negligence or willful misconduct of the Escrow Agent. Promptly after the receipt by the Escrow Agent of notice of any demand or claim or the commencement of any action, suit or proceeding, the Escrow Agent shall notify the other parties hereto in writing. In the event of the receipt of such notice, the Escrow Agent, in its sole discretion, may commence an action in the nature of interpleader in the any state or federal court located in New York County, State of New York.

b)	The Escrow Agent shall not be liable for any action taken or omitted by it in good faith and in the exercise of its own best judgment, and may rely conclusively and shall be protected in acting upon any order, notice, demand, certificate, opinion or advice of counsel (including counsel chosen by the Escrow Agent), statement, instrument, report or other paper or document (not only as to its due execution and the validity and effectiveness of its provisions, but also as to the truth and acceptability of any information therein contained) which is believed by the Escrow Agent to be genuine and to be signed or presented by the proper person or persons. The Escrow Agent shall not be bound by any notice or demand, or any waiver, modification, termination or rescission of this Agreement unless evidenced by a writing delivered to the Escrow Agent signed by the proper party or parties and, if the duties or rights of the Escrow Agent are affected, unless it shall have given its prior written consent thereto.

c)	The Escrow Agent shall not be liable for any action taken by it in good faith and believed by it to be authorized or within the rights or powers conferred upon it by this Agreement, and may consult with counsel of its own choice and shall have full and complete authorization and indemnification, for any action taken or suffered by it hereunder in good faith and in accordance with the opinion of such counsel.

d)	This Section 7 shall survive termination of this Agreement or the resignation, replacement or removal of the Escrow Agent for any reason.

8. Patriot Act Disclosure/Taxpayer Identification Numbers/Tax Reporting.

(a) Patriot Act Disclosure. Section 326 of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (“USA PATRIOT Act”) requires the Escrow Agent to implement reasonable procedures to verify the identity of any person that opens a new account with it. Accordingly, Sphere acknowledges that Section 326 of the USA PATRIOT Act and the Escrow Agent’s identity verification procedures require the Escrow Agent to obtain information which may be used to confirm Sphere’s identity including without limitation name, address and organizational documents (“identifying information”). Sphere agrees to provide the Escrow Agent with and consent to the Escrow Agent obtaining from third parties any such identifying information required as a condition of opening an account with or using any service provided by the Escrow Agent.

(b) Certification and Tax Reporting. Sphere has provided the Escrow Agent with a fully executed Internal Revenue Service (“IRS”) Form W-8, or W-9 and/or other required documentation. Sphere agrees that Sphere shall be treated as the owner of the Escrow Asset for all tax purposes and shall not take a position inconsistent with such treatment except as otherwise required by law. Accordingly, all interest or other income earned under this Agreement shall be allocated to Sphere and reported, as and to the extent required by law, by the Escrow Agent to the IRS, or any other taxing authority, on IRS Form 1099 or 1042S (or other appropriate form) as income earned from the Escrow Asset by Sphere whether or not said income has been distributed during such year. Subject to Section 3(c), the Escrow Agent shall withhold from any payment made pursuant to this Agreement any taxes it deems appropriate in the absence of proper tax documentation or as required by law, and shall remit such taxes to the appropriate tax authorities. Sphere hereby represents and warrants to the Escrow Agent that (i) there is no sale or transfer of a United States Real Property Interest as defined under IRC Section 897(c) in the underlying transaction giving rise to this

Agreement; and (ii) such underlying transaction does not constitute an installment sale requiring any tax reporting or withholding of imputed interest or original issue discount to the IRS or other taxing authority.

9. Notices. All communications hereunder shall be in writing and except for communications from Sphere setting forth, claiming, containing, objecting to, or in any way related to the full or partial transfer or distribution of the Escrow Asset, including but not limited to transfer instructions (all of which shall be specifically governed by Section 10 below), all notices and communications hereunder shall be deemed to have been duly given and made if in writing and if (i) served by personal delivery upon the party for whom it is intended, (ii) delivered by registered or certified mail, return receipt requested, or by Federal Express or similar overnight courier, or (iii) sent by facsimile or email, provided that the receipt of such facsimile or email is promptly confirmed, by telephone, electronically or otherwise, to the party at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such party:

If to Sphere:	Sphere 3D Corporation
9112 Spectrum Center Blvd.
San Diego, CA
92123
Attention: Kurt Kalbfleisch
Facsimile No: 858-495-4267

If to the Escrow Agent:	Continental Stock Transfer and Trust
17 Battery Place, 8th Floor
New York, New York 10004
Facsimile No: (212) 509-5150
Attention:Margaret Villani

Notwithstanding the above, in the case of communications delivered to the Escrow Agent, such communications shall be deemed to have been given on the date received by an officer of the Escrow Agent or any employee of the Escrow Agent who reports directly to any such officer at the above-referenced office. In the event that the Escrow Agent, in its sole discretion, shall determine that an emergency exists, the Escrow Agent may use such other means of communication as the Escrow Agent deems appropriate. For purposes of this Agreement, “Business Day” shall mean any day other than a Saturday, Sunday or any other day on which the Escrow Agent located at the notice address set forth above is authorized or required by law or executive order to remain closed.

10. Security Procedures. Notwithstanding anything to the contrary as set forth in Section 9, any instructions setting forth, claiming, containing, objecting to, or in any way related to the transfer or distribution, including but not limited to any transfer instructions that may otherwise be set forth in a written instruction permitted pursuant to Section 3 of this Agreement, may be given to the Escrow Agent only by confirmed facsimile or other electronic transmission (including e-mail) and no instruction for or related to the transfer or distribution of the Escrow Asset, or any portion thereof, shall be deemed delivered and effective unless the Escrow Agent actually shall have received such instruction by facsimile or other electronic transmission (including e-mail) at the number or e-mail address provided to Sphere by the Escrow Agent in accordance with Section 9 and as further evidenced by a confirmed transmittal to that number.

(a) In the event transfer instructions are so received by the Escrow Agent by facsimile or other electronic transmission (including e-mail), the Escrow Agent is authorized to seek confirmation of such instructions by telephone call-back to the person or persons designated on Schedule 1 hereto, and the Escrow Agent may rely upon the confirmation of anyone purporting to be the person or persons so designated. The persons and telephone numbers for call-backs may be changed only in a writing actually received and acknowledged by the Escrow Agent. If the Escrow Agent is unable to contact any of the authorized representatives identified in Schedule 1, the Escrow Agent is hereby authorized both to receive written instructions from and seek confirmation of such instructions by telephone call-back to any one or more of the senior officers of Sphere (collectively, the “Senior Officers”), as the case may be, which shall include the titles of Chief Executive Officer, General Counsel, Chief Financial Officer, President or Executive Vice President, as the Escrow Agent may select. Such Senior Officer shall deliver to the Escrow Agent a fully executed incumbency certificate, and the Escrow Agent may rely upon the confirmation of anyone purporting to be any such officer.

(b) Sphere acknowledges that the Escrow Agent is authorized to deliver the Escrow Asset to the custodian account or recipient designated by Sphere in writing.

11. Compliance with Court Orders. In the event that any escrow property shall be attached, garnished or levied upon by any court order, or the delivery thereof shall be stayed or enjoined by an order of a court, or any order, judgment or decree shall be made or entered by any court order affecting the property deposited under this Agreement, the Escrow Agent is hereby expressly authorized, in its sole discretion, to obey and comply with all writs, orders or decrees so entered or issued, which it is advised by opinion of legal counsel of its own choosing is binding upon it, whether with or without jurisdiction, and in the event that the Escrow Agent reasonably obeys or complies with any such writ, order or decree it shall not be liable to any of the parties hereto or to any other person, entity, firm or corporation, by reason of such compliance notwithstanding such writ, order or decree be subsequently reversed, modified, annulled, set aside or vacated.

12. Miscellaneous. Except for changes to transfer instructions as provided in Section 10, the provisions of this Agreement may be waived, altered, amended or supplemented, in whole or in part, only by a writing signed by the Escrow Agent and Sphere. Neither this Agreement nor any right or interest hereunder may be assigned in whole or in part by the Escrow Agent or Sphere, except as provided in Section 5, without the prior consent of the Escrow Agent and Sphere. This Agreement shall be governed by and construed under the laws of the State of Delaware. Each of Sphere and the Escrow Agent irrevocably waives any objection on the grounds of venue, forum non-conveniens or any similar grounds and irrevocably consents to service of process by mail or in any other manner permitted by applicable law and consents to the jurisdiction of any court of the State of New York or United States federal court, in each case, sitting in New York County, New York. To the extent that in any jurisdiction any party may now or hereafter be entitled to claim for itself or its assets, immunity from suit, execution attachment (before or after judgment), or other legal process, such party shall not claim, and it hereby irrevocably waives, such immunity. The parties further hereby waive any right to a trial by jury with respect to any lawsuit or judicial proceeding arising or relating to this Agreement. No party to this Agreement is liable to any other party for losses due to, or if it is unable to perform its obligations under the terms of this Agreement because of, acts of God, fire, war, terrorism, floods, strikes, electrical outages, equipment or transmission failure, or other causes reasonably beyond its control. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. All signatures of the parties to this Agreement may be transmitted by facsimile or other electronic transmission (including e-mail), and such facsimile or other electronic transmission (including e-mail) will, for all purposes, be deemed to be the original signature of such party whose signature it reproduces, and will be binding upon such party. If any provision of this Agreement is determined to be prohibited or unenforceable by reason of any applicable law of a jurisdiction, then such provision shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions thereof, and any such prohibition or unenforceability in such jurisdiction shall not invalidate or render unenforceable such provisions in any other jurisdiction. A person who is not a party to this Agreement shall have no right to enforce any term of this Agreement. The parties represent, warrant and covenant that each document, notice, instruction or request provided by such party to the other party shall comply with applicable laws and regulations. Where, however, the conflicting provisions of any such applicable law may be waived, they are hereby irrevocably waived by the parties hereto to the fullest extent permitted by law, to the end that this Agreement shall be enforced as written. Except as expressly provided in Section 7 above, nothing in this Agreement, whether express or implied, shall be construed to give to any person or entity other than the Escrow Agent and Sphere any legal or equitable right, remedy, interest or claim under or in respect of this Agreement or the Escrow Asset escrowed hereunder.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date set forth above.

SPHERE 3D CORPORATION:

By:	“Kurt Kalbfleisch”

Name:	Kurt Kalbfleisch

Title:	Chief Financial Officer

Telephone:	(858) 495-4211

ESCROW AGENT:

CONTINENTAL STOCK TRANSFER AND TRUST

By:	“Margaret Villani”

Name:	Margaret Villani

Title:	Vice President

[Signature Page to Escrow Agreement]

SCHEDULE 11

Telephone Number(s) and authorized signature(s) for

Person(s) Designated to give Escrow Asset Transfer Instructions

	Name	Telephone Number	Signature

1.	Kurt Kalbfleish - CFO	(858) 495-4211	“Kurt Kalbfleish”

2.	Eric Kelly – CEO	(408) 283-4740	“Eric Kelly”

3.	Tiah Reppas — Controller	(858) 495-4200	“Tiah Reppas”

Telephone Number(s) for Call-Backs and

Person(s) Designated to Confirm Escrow Asset Transfer Instructions

	Name	Telephone Number

1.	Kurt Kalbfleish - CFO	(858) 495-4211

2.	Eric Kelly – CEO	(408) 283-4740

3.	Tiah Reppas — Controller	(858) 495-4200

SCHEDULE 2

Escrow Agent Fee Schedule

Account Set Up Fee	$2,500

Annual Administration Fee (per year or part thereof)	$2,500

Out-of-Pocket Expenses (Postage, Stationery, etc.)	At cost

Overnight Delivery Charges	At cost

SCHEDULE 3

APPROVED BANKS

Bank of America

BMO Harris Bank, N.A.

Rabobank

RBS (and affiliates)

RBS Citizens

ANZ

Societe Generale

Citibank,N.A.

PNC Bank NA